Via Facsimile and U.S. Mail
Mail Stop 6010

March 16, 2009

Arthur E. Chandler
SVP and Chief Financial Officer
Harleysville Group Inc.
355 Maple Avenue
Harleysville, PA 19438-2297

Re: Harleysville Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Definitive Proxy Statement filed March 25, 2008
File No. 0-14697

Dear Mr. Chandler:

We have completed our review of your Form 10-K and related documents and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief